SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the year ended December 31, 2007                                          Commission file number 0-13880

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

A.           Full title of the Plan

ENGINEERED SUPPORT SYSTEMS, INC. 401(K) & EMPLOYEE STOCK OWNERSHIP PLAN

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:

DRS Technologies, Inc.

5 Sylvan Way

Parsippany, NJ 07054

Report, Financial Statements and Schedules

ENGINEERED SUPPORT SYSTEMS, INC.

401(K) & EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules*

Report of Independent Registered Public Accounting Firm on Supplemental Information	12

Schedule of Assets (Held at End of Year)	13

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To The Pension Committee

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Engineered Support Systems, Inc. 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes H and I, the Company has amended the Plan to provide for its termination effective January 30, 2006.  Therefore, in accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis to the liquidation basis.

/s/ RubinBrown LLP

St. Louis, Missouri
June 27, 2008

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

	December 31
	(In Liquidation)
	2007	2006

Assets

Investments, at fair value (Note C)	$2,774,852	$111,734,663

Net Assets Available for Plan Benefits	$2,774,852	$111,734,663

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

	Year Ended December 31
	(In Liquidation)
	2007	2006
Additions:
Investment income:
Net realized and unrealized gain on Engineered Support Systems, Inc. common stock	$—	$1,539,028
Net realized and unrealized gain on DRS Technologies, Inc. common stock	24,059	748,084

Net appreciation from common collective trusts	—	(1)
Net appreciation from registered investment companies	5,007,243	5,180,019
Interest and dividend income	1,288,156	2,571,700
Net Investment Income	6,319,458	10,038,830

Contributions:
Participant	—	867,700
Employer	7,717	181,891
Total Contributions	7,717	1,049,591

Total Additions	6,327,175	11,088,421
Deductions:
Benefits paid to participants	(115,282,834)	(24,420,753)
Plan Expenses	(4,152)	(15,167)
Total Deductions	(115,286,986)	(24,435,920)
Net Decrease	(108,959,811)	(13,347,499)
Net Assets Available for Plan Benefits:
Beginning of Year	111,734,663	125,082,162
End of Year	$2,774,852	$111,734,663

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Engineered Support Systems, Inc.

401(k) & Employee Stock Ownership Plan

December 31, 2007

NOTE A - DESCRIPTION OF THE PLAN

The Plan has discontinued employee and employer contributions as of February 1, 2006 and is in the liquidation process.  The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company’s following wholly-owned subsidiaries:  Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc., Engineered Coil Company, d/b/a Marlo Coil, Keco Industries, Inc., Engineered Electric Company, d/b/a Fermont, Radian, Inc., Universal Power Systems, Inc., Technical and Management Services Corp., Engineered Environments, Inc., System & Electronics Inc. employees hired after 2004, Spacelink International, LLC, Prospective Computer Analysts Inc., and Mobilized Systems, Inc.  Eligibility was age 21 for employees to enroll in the Plan.  Upon enrollment, participants were able to defer from 1% to 50% of their compensation in the Plan, up to a maximum of $15,000 for the year ended December 31, 2006 as adjusted annually by the Internal Revenue Service.  For the year ended December 31, 2006, additional catch up contributions in the amounts of $5,000 could have been made by participants age 50 or older.  The Plan allows forfeitures to offset administrative expenses of the Plan in addition to reducing the employer contributions.  The Plan allows for hardship withdrawals.  The Plan limits loan repayments to five (5) years.

Contributions under the Plan consisted of the following:

1.	The amount of the salary deferrals of all Plan participants (the participant contribution).

2.	The Company’s discretionary contribution (the employer discretionary contribution). There was no discretionary contribution in 2007 or 2006.

3.

The Company’s matching contribution of no less than 25% of each employee’s contribution up to a maximum of 6% of the employee’s earnings (the employer matching contribution). In 2007, the Company contributed $7,717 for the 2006 plan year as a true up contribution. In 2006, the matching contribution was 40% of each participant’s eligible contributions up to 6%.

All participant contributions are invested at the participant’s discretion in the investment funds offered by the Plan and selected by the participant.  Employee and employer contributions are 100% vested.

Upon death, termination of service, or attainment of age 70 ½ , a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a single annuity, the purchase of a joint and survivorship annuity with various survivor options, or a series of installment payments.

Each participant’s account is credited with the participant’s contributions, the employer’s matching contribution or employer discretionary contributions, if applicable, and an allocation of Plan earnings.  The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s account balance, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employer contributions made in 2007 and 2006 were in the form of cash.

The Plan allows participants to borrow from existing balances in their Plan investments.  Participant loan balances must not exceed 50% of the participants vested account balance at the date the loan was processed with a minimum borrowing of $1,000 up to a maximum of $50,000.  These loans are to be repaid with interest over a period not to exceed five years (twenty years for mortgage loans).  The final installments are due at various dates through January 2009.

The Plan Administrator is DRS Technologies, Inc. as of February 1, 2006 and was Engineered Support Systems, Inc. from January 1, 2006 through January 31, 2006 each acting through an Administrative Committee to administer the Plan.  The Company bears all expenses of administering the Plan (with the exception of participant loan fees), including any compensation of the Trustee, Prudential Trust Company.  The Plan incurred Participant loan fees of $4,152 in 2007 and $15,167 in 2006.  Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description.  Copies of the Summary Plan Description are available from the Company.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc., 401(k) & Employee Stock Ownership Plan (the “Plan”) are presented on the liquidation basis of accounting for 2007 and 2006, except that benefits due to participants are recorded as a reduction in net assets available for Plan benefits when paid.

Investments in the DRS Technologies, Inc. (the “Company”) common stock are stated at fair value based on the last reported sales price on December 31, 2007 and 2006.  Investments in registered investment companies, including the Alliance Bern Growth & Income Fund-Class A, the Janus Twenty Fund, the EuroPacific Growth Fund,  the Jennison US Emerging Growth Fund-Class Z, the Jennison Growth Fund-Class Z, the Lord Abbett Small Cap Blend-Class A , PIMCO Total Return-Class A, the Vanguard Institutional Index (Institutional Class), Vanguard Windsor (Admiral Class), the American Balanced Fund-Class A, the Vanguard Morgan Growth Fund (Admiral Class), and the Vanguard Total Stock Market (Admiral Class) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Guaranteed Investment Contract, which is a fully-benefit-responsive investment contract.  Since the fair value of this contract also approximates its contract value, the Statement of Net Assets Available for Benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net realized appreciation or depreciation on security transactions represent the difference between proceeds received and cost.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near-term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Participant loans are valued at their outstanding principal amount.  These notes bear interest at a rate equal to the prime interest rate as of the effective date of the loan plus one percentage point.

Administrative expenses of the Plan are paid by the Company or are taken from balances available in the Plan forfeiture account with the exception of loan expenses paid by the participants.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets during the reporting period.  Actual results could differ from these estimates.

NOTE C—INVESTMENTS

The following schedule presents information regarding assets held for investments:

	December 31, 2007		December 31, 2006
	Fair Value	Cost**	Fair Value	Cost**

DRS Technologies, Inc. common stock, 5,822 and 225,062 shares, respectively	$315,933	$286,152	$ *11,856,262	$11,057,518
Alliance Bern Growth & Income Fund-Class A, 55,264 and 1,835,927 shares, respectively	234,318	182,914	*8,151,516	6,254,174
Janus Twenty Fund, 3,959 and 132,566 shares, respectively	293,334	160,945	*7,240,765	5,722,643
EuroPacific Growth Fund, 3,519 and 194.442 shares, respectively	179,029	134,651	*9,053,213	7,141,049
Jennison US Emerging Growth Fund — Class Z, 18,161 and 329,407shares, respectively	476,545	328,646	*7,424,843	6,128,299
Jennison Growth Fund-Class Z, 793 and 150,685 shares, respectively	14,957	11,872	2,551,091	2,287,584
Lord Abbett Small Cap Blend Fund-Class A 8,571 and 349,999 shares, respectively	139,272	136,674	5,928,952	5,749,089
PIMCO Total Return Fund-Class A, 12,096 and 378,165 shares, respectively	129,305	128,170	3,925,353	4,007,999
Vanguard Institutional Index-Institutional Class, 80 and 17,914 shares, respectively	10,747	9,278	2,321,517	2,077,086
Vanguard Windsor-Admiral Class, 168 and 33,939 shares, respectively	8,915	9,721	2,134,767	2,018,793
American Balanced Fund-Class A, 0 and 57,570 shares, respectively	0	0	1,094,982	1,040,344
Vanguard Morgan Growth-Admiral Class, 261and 17,162 shares, respectively	15,814	14,537	1,010,298	966,201
Vanguard Total Stock Market-Admiral Class, 0 and 15,414 shares, respectively	0	0	525,463	479,945
Guaranteed Income Fund	954,068	954,068	*45,860,344	45,860,344
Participant loans with remaining maturities of 1 month to 20years bearing an interest rates of 5.00% at December 31, 2007 and from 4.00% to 10.50% at December 31, 2006	2,615	2,615	2,655,297	2,655,297
Total	$2,774,852	$2,360,243	$111,734,663	$103,446,365

* Represents investments that are greater than 5% of plan assets at the beginning of the plan year.

** Represents historical cost.

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Engineered Support Systems, Inc. Common Stock	$—	$1,539,028
DRS Technologies, Inc.	24,059	748,084
Common Collective Trust	—	(1)
Registered Investment Companies	5,007,243	5,180,019
	$5,031,302	$7,467,130

Note D — INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a benefit-responsive investment contract with Prudential Retirement and Annuity Company (PRIAC).  PRIAC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The guaranteed investment contract is reflected in the financial statements at fair market value which is equal to contract value.

As described in Note B, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value under all circumstances including the termination of the plan.  There are no instances that would limit the ability of the Plan to transact at contract value with the issuer.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5 percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2007	2006
January 1 to June 30
Based on actual earnings	4.05%	3.85%
Based on interest rate credited to participants	4.05%	3.85%

July 1 to December 31
Based on actual earnings	4.05%	4.05%
Based on interest rate credited to participants	4.05%	4.05%

NOTE E — CHANGES IN THE PLAN

Effective April 10, 2003, the Plan was amended to allow forfeitures to offset administrative expenses of the Plan in addition to reducing employer contributions.  Effective January 1, 2004, the Plan was amended to provide eligibility for those employees age 21 or older without any waiting period, previously a ninety (90) day period of service was required.  Also effective January 1, 2004, the Plan was amended to allow Plan participants with two (2) years of service as a participant to direct company contributed Engineered Support System, Inc. common stock into other investment choices within the Plan.  Effective May 1, 2004, the Plan was amended to allow for hardship withdrawals.  Effective November 1, 2004, the Plan was amended to limit loan repayments to five (5) years, previously twenty (20) years were allowed for the purchase of a primary residence.  The Plan was restated January 1, 2005 to incorporate the 13 (thirteen) prior amendments into the Plan document.  The Plan was further amended to include SEI employees hired on or after January 1, 2005 as eligible to participate in the Plan, change the name of the Plan to Engineered Support Systems, Inc. 401(k) and Employee Stock Ownership Plan, provide rollover IRAs for small balance cash-outs for terminated employees, permit pass-through of dividends on employer securities, and eliminate the two years of plan participation previously required to diversify employer contributions made in non-participating Company stock.

On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, Inc. (Radian).  Radian had previously sponsored the Radian Inc. 401(k) Employment Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in June 2002.  As of June 30, 2003, the Radian, Inc. 401(k) Employee Retirement Plan had net assets available for benefits totaling $10,431,395.  Effective July 1, 2003, the Radian Inc. 401(k) Employment Retirement Plan was merged into the Plan.

On June 27, 2002, the Company acquired all of the outstanding common stock of Universal Power Systems, Inc. (UPSI).  UPSI had previously sponsored the Universal Power Systems, Inc. 401(k) Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in September 2001.  As of June 30, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan had net assets available for plan benefits totaling $635,561.  Effective July 1, 2003, the Universal Power Systems, Inc. 401(k) Retirement Plan was merged into the Plan.

On April 15, 2003, Engineered Specialty Plastics, Inc. was sold to a private equity group and that subsidiary’s participation in the Plan ceased at that time.

On May 1, 2003, the Company acquired all of the outstanding common stock of Technical and Management Services Corp. (TAMSCO).  TAMSCO had previously sponsored the TAMSCO Tax Deferred Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in October 2002.  As of March 31, 2004, the TAMSCO Tax Deferred Retirement Plan had net assets available for plan benefits totaling $9,467,438.  Effective April 1, 2004, the TAMSCO Tax Deferred Retirement Plan was merged into the Plan.

On September 24, 2003, the Company acquired all of the outstanding common stock of Engineered Environments, Inc. (EEI).  EEI had previously sponsored the Engineered Environments, Inc. 401(K) Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in January 1997.  As of July 31, 2004, the Engineered Environments, Inc. 401(K) Plan had net assets available for plan benefits totaling $1,097,645.  Effective August 1, 2004, the Engineered Environments, Inc. 401(K) Plan was merged into the Plan.

On January 7, 2005, the Company acquired all of the outstanding common stock of Prospective Computer Analysts (PCA).  PCA had previously sponsored the Prospective Computer Analysts, Inc. Employee Savings and Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service on April 23, 2002.  As of June 30, 2005, the PCA Employee Savings and Retirement Plan had net assets available for plan benefits totaling $3,743,754.  Effective July 1, 2005, the PCA Employee Savings and Retirement Plan was merged into the Plan.

On February 1, 2005, the Company acquired all of the outstanding common stock of Spacelink International LLC (Spacelink).  Spacelink had previously sponsored the Spacelink International LLC 401(K) Retirement Plan, a qualified defined contribution plan which has received a favorable determination letter from the Internal Revenue Service.  As of June 30, 2005, the Spacelink International LLC 401(K) Retirement Plan had net assets available for plan benefits totaling $761,001.  Effective July 1, 2005, the Spacelink International LLC 401(K) Retirement Plan was merged into the Plan.

On May 2, 2005, the Company acquired all of the outstanding common stock of Mobilized Systems, Inc. (MSI).  MSI had previously sponsored the Mobilized Systems, Inc. 401(K) Incentive Savings Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in August 7, 2001.  As of October 17, 2005 the Mobilized Systems, Inc. 401(K) Incentive Savings Plan had net assets available for plan benefits totaling $1,522,989.  Effective October 18, 2005, the Mobilized Systems, Inc. 401(K) Incentive Savings Plan was merged into the Plan.

On January 31, 2006 DRS Technologies, Inc. acquired all of the outstanding shares of Engineered Support Systems, Inc., the Plan’s then Sponsor.  All of the Plan’s shares of Engineered Support Systems, Inc. common stock were exchanged for a combination of DRS Technologies, Inc. common stock and cash as determined by the merger agreements.

NOTE F — FEDERAL INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal Revenue Service dated February 7, 2007 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a).  Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE G - RELATED PARTY AND PARTY-IN-INTEREST

The Company and former Company, as Plan Administrator and Sponsor, are related parties to the Plan.  At December 31, 2007 and 2006, the Plan held shares of Company (DRS Technologies, Inc.) common stock with a market value of $315,933 and $11,856,262, respectively.

For the year ended December 31, 2007, the Plan purchased $13,564 and sold $11,573,369 of Company stock.  For the year ended December 31, 2006, the Plan the plan purchased $13,233,286 and sold $2,215,108 of Company Common Stock.  In addition, the Plan purchased $44,327 and sold $49,469,462 of the former Company Stock (Engineered Support Systems, Inc.).

Prudential Trust Company as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA.  For Plan assets managed by Prudential, with the exception of the Guaranteed Income Fund, the Plan at December 31, 2007 and 2006 held investment funds and short-term investments of $491,502 and $9,975,934, respectively.

These transactions are exempt party-in-interest transactions under Section 408 (b) (8) of the ERISA statutes.

NOTE H — SUBSEQUENT EVENTS

The Plan received a favorable termination determination letter in 2007.  The Plan Administrator intends to pay out remaining participants as soon as administratively feasible.

NOTE I — PLAN TERMINATION

The Company has exercised its right under the Plan to discontinue employee and employer contributions as of February 1, 2006, pursuant to the Plan Termination and subject to the provisions of ERISA.

NOTE J — RECENT ACCOUNTING PRONOUNCEMENTS

On September 20, 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 establishes an authoritative definition of fair value, sets out a hierarchy for measuring fair value, and requires additional disclosures about the inputs used to develop the measurements of fair value and the effects of certain measurements reported in the statement of operations for a fiscal period.  The application of SFAS 157 will be effective for the Plan’s fiscal year beginning January 1, 2008.  The adoption of SFAS 157 is not anticipated to have a material impact on the Plan’s financial statements.

Report of Independent Registered Public

Accounting Firm on Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 27, 2008

Engineered Support Systems, Inc.

Employee Stock Ownership Plan

Schedule I

EIN: 43-1313242     Plan Number:003

Schedule of Assets (Held at End of Year)

At December 31, 2007

		(c)
		Description of
		Investment Including
	(b)	Maturity Date,
	Identity of Issue,	Rate of Interest,
	Borrower, Lessor or	Collateral, Par,	(d)	(e)
(a)	Similar Party	or Maturity Value	Cost**	Current Value

*	DRS Technologies	Common Stock $.01 par value	$286,152	$315,933

	Alliance Bern Growth & Income Fund-Class A	Large-cap value equity mutual fund	182,914	234,318

	Janus Twenty Fund fund	Large-cap growth equity mutual	160,945	293,334

	EuroPacific Growth Fund	Non-U.S. equity mutual fund	134,651	179,029

	Jennison US Emerging Growth Fund-Class Z	Mid-cap growth equity mutual fund	328,646	476,545

	Jennison Growth Fund-Class Z	Large-cap growth equity mutual	11,872	14,957

	Lord Abbett Small Cap Blend- Class A	Small-cap growth equity fund	136,674	139,272

	PIMCO Total Return Fund – Class A	Intermediate-term bond mutual fund	128,170	129,305

	Vanguard Institutional Index Fund - Institutional Class	Large-cap blend equity mutual fund	9,278	10,747

	Vanguard Windsor-Admiral Class	Large cap value equity fund	9,721	8,915

	Vanguard Morgan Growth – Admiral Class	Mid- and Large-Cap equity fund	14,537	15,814

*	Guaranteed Income Fund	Fixed income fund	954,068	954,068

*	Participant Loans	Loan to Plan participants bearing an interest rate of 5% with a remaining maturity of January 2009.	2,615	2,615

		Total	$2,360,243	$2,774,852

* Investment represents an allowable transaction with a party-in-interest.

** Value represents historical cost.

The above information is a required disclosure for Form 5500, schedule H, Part IV, line 4c.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

ENGINEERED SUPPORT SYSTEMS, INC.
401(K) & EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2008	/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President & Chief Financial Officer of
DRS Technologies, Inc.
and Member of the Administrative
Committee of the Plan

Exhibits

Exhibit no.	Description
23.1	Consent of Independent Registered Public Accounting Firm